As filed with the Securities and Exchange Commission on June 12, 1998
                                                        Registration No. 333-
=============================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549
                            ---------------------

                                  FORM S-3
                           REGISTRATION STATEMENT
                                    UNDER
                          HE SECURITIES ACT OF 1933

                            ---------------------

                       WELLSFORD REAL PROPERTIES, INC.
           (Exact Name of Registrant as Specified in Its Charter)

               Maryland                      13-3926898
     (State or Other Jurisdiction of       (I.R.S. Employer
     Incorporation or Organization)       Identification No.)

                              610 Fifth Avenue
                          New York, New York 10020
                               (212) 333-2300
        (Address and Telephone Number of Principal Executive Offices)

                            ---------------------

                              Edward Lowenthal
                       Wellsford Real Properties, Inc.
                              610 Fifth Avenue
                          New York, New York 10020
                               (212) 333-2300
          (Name, Address and Telephone Number of Agent for Service)

                            ---------------------

                                 Copies to:

               Robinson Silverman Pearce Aronsohn & Berman LLP
                         1290 Avenue of the Americas
                          New York, New York 10104
                               (212) 541-2000
                      Attention:  Alan S. Pearce, Esq.

                            ---------------------

     Approximate date of commencement of the proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

                            ---------------------

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering: [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]


                       CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------
                                     Proposed
                                      Maximum       Proposed        Amount
  Title of                           Offering       Maximum           of
Each Class of         Amount          Price        Aggregate       Registra-
Securities to         to be            Per          Offering         tion
be Registered       Registered       Share(1)        Price           Fee
-----------------------------------------------------------------------------
Common Stock,
par value $.01(1)  1,744,469 shares   $13.53125   $23,604,847      $7,153
-----------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the registration fee pursuant to the provisions of Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the reported last high and low sales prices on the American Stock Exchange on June 9, 1998.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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
=============================================================================
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

=============================================================================

                            SUBJECT TO COMPLETION
                 PRELIMINARY PROSPECTUS DATED JUNE 12, 1998

PROSPECTUS
                              1,744,469 Shares

                       WELLSFORD REAL PROPERTIES, INC.

                                Common Stock

     This Prospectus relates to the registration of 1,744,469 shares (the "Shares") of Common Stock, $.01 par value per share (the "Common Stock"), of Wellsford Real Properties, Inc. (the "Company"). The Shares were issued by the Company to certain of the shareholders of Value Property Trust ("VLP") in connection with the Value Merger (as defined herein). All of the Shares offered hereby are being registered for resale by the holders thereof and their beneficiaries, pledgees, transferees, successors-in-interest and assignees (collectively, the "Selling Shareholders"). See "Selling Shareholders." The Company will not receive any of the proceeds from the sale of the Shares.

     The Shares are listed on the American Stock Exchange (the "ASE") under the symbol "WRP." On June 11, 1998, the last reported sale price of the Company's Common Stock on the ASE was $13.625 per share.

     Any sale by a Selling Shareholder will be made through customary brokerage channels or private sales and may be made on the ASE, in the over-the-counter market or otherwise at prices to be determined at the time of such sales. See "Plan of Distribution."

     No underwriter is being used in connection with the registration of the Shares and, accordingly, the Shares are being offered without any underwriting discounts. Normal brokerage commissions, discounts and fees are payable by the Selling Shareholders.

     For a discussion of certain matters which should be considered by prospective investors, see "Risk Factors" beginning on page 5.

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
            SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
               OR ANY STATE SECURITIES COMMISSION NOR HAS THE
                COMMISSION OR ANY STATE SECURITIES COMMISSION
                   PASSED UPON THE ACCURACY OR ADEQUACY OF
                   THIS PROSPECTUS.  ANY REPRESENTATION TO
                     THE CONTRARY IS A CRIMINAL OFFENSE.

             The date of this Prospectus is _________  __, 1998
              SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements under the captions "The Company," "Risk Factors" and elsewhere in this Prospectus constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following, which are discussed in greater detail under "Risk Factors" herein: general economic and business conditions, which will, among other things, affect demand for commercial and residential properties, availability and credit worthiness of prospective tenants, lease rents and the availability of financing; difficulty of locating suitable investments; competition; risks of real estate acquisition, development, construction and renovation; vacancies at existing commercial properties; dependence on rental income from real property; adverse consequences of debt financing; risks of investments in debt instruments, including possible payment defaults and reductions in the value of collateral; risks associated with equity investments in and with third parties, such as the investment in Wellsford/Whitehall Properties, L.L.C., a joint venture with an affiliate of Goldman, Sachs & Co.; illiquidity of real estate investments; lack of prior operating history; and other changes and factors referenced in this Prospectus.


                            AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at its offices at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Northwestern Atrium Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60661-2511. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Additionally, the Commission maintains a Web site containing reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is: http://www.sec.gov. In addition, the Company's Common Stock is listed on the ASE and reports, proxy statements and other information concerning the Company may also be inspected at the offices of the ASE, 86 Trinity Place, New York, New York 10006.

     The Company has filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, with respect to the Shares offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document which is filed as an exhibit to the Registration Statement are not necessarily complete, and each statement is qualified in its entirety by reference to the full text of such contract or document. For further information with respect to the Company and the Shares offered hereby, reference is made to the Registration Statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part thereof, which may be inspected and copied at the public reference facilities of the Commission referred to above.

     The Company furnishes stockholders with annual reports containing audited financial statements. The Company also furnishes its common stockholders with proxy material for its annual meetings complying with the proxy requirements of the Exchange Act.

                     DOCUMENTS INCORPORATED BY REFERENCE

     The following documents which have been filed by the Company with the Commission are incorporated in this Prospectus by reference:

     1. The Company's Annual Report on Form 10-K for the year ended December 31, 1997.

     2.  The Company's 1998 Proxy Statement for Annual Meeting of
Stockholders dated April 29, 1998.

     3. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

     4. The Company's Current Report on Form 8-K dated January 7, 1998 and filed with the Commission on January 8, 1998.

     5. The Company's Current Report on Form 8-K dated January 15, 1998 and filed with the Commission on January 15, 1998.

     6. The Company's Current Report on Form 8-K dated March 3, 1998 and filed with the Commission on March 4, 1998.

     7. The Company's Current Reports on Form 8-K and Form 8-K/A Amendment No.1 each dated April 28, 1998 and filed with the Commission on April 28, 1998 and May 13, 1998, respectively.

     8. The Company's Current Report on Form 8-K/A Amendment No.2 dated May 15, 1998 and filed with the Commission on May 28, 1998.

     9. The combined statement of revenues and certain expenses of the Whitehall Properties, the statement of revenues and certain expenses of Mountain Heights Office Center, the statement of revenues and certain expenses of Sonterra at Williams Centre, the consolidated financial statements of VLP, the combined statement of revenues and certain expenses of The Abbey Companies, Inc. and its affiliates ("The Abbey Companies") and the combined statement of revenue and certain expenses of the DFW Trade Center I, L.P., Buildings 1, 2 and 3, each contained in the Company's registration statement on Form S-4 (Registration No. 333-42277), and all amendments thereto.

     10. The Quarterly Report on Form 10-Q for the quarter ended December 31, 1997 of VLP.

     11. The description of the Common Stock contained in the Company's registration statement on Form 10 (Registration No. 001-12917) pursuant to
Section 12 of the Exchange Act and all amendments and reports filed for the purpose of updating that description.

     12. All other reports filed by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 1997.

     All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in and to be a part of this Prospectus from the date of filing of such reports and documents.

     Any statement contained herein or in a document which is incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement in any subsequently filed document that is also deemed to be incorporated by reference herein modifies or supersedes such prior statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all documents incorporated by reference in this Prospectus (not including exhibits to such information, unless such exhibits are specifically incorporated by reference in such information). Such requests should be directed to Wellsford Real Properties, Inc., Attention: Kim Ezzy, 610 Fifth Avenue, New York, New York 10020 (telephone (212) 333-2300).


                                THE COMPANY

     Unless the context indicates otherwise, all references to the Company shall include the Company's subsidiaries and affiliated entities.

General

     Wellsford Real Properties, Inc. was formed on January 8, 1997, as a corporate subsidiary of Wellsford Residential Property Trust ("Wellsford Residential"), a Maryland real estate investment trust. The Company began to operate independently on May 30, 1997, following consummation of a series of transactions, including the contribution by Wellsford Residential of certain of its assets to the Company, the distribution to the holders of common shares of beneficial interest of Wellsford Residential of all of the shares of Common Stock of the Company owned by Wellsford Residential and the subsequent merger of Equity Residential Properties Trust, a Maryland real estate investment trust, into Wellsford Residential.

     The Company is a real estate merchant banking firm which acquires, develops and operates real properties and invests in the debt and equity securities of private and public real estate companies. Management is concentrating its efforts on defining and building focused operating businesses with recurring sources of income. The Company intends to maximize shareholder value over time through growth in cash flow and net asset value per share.

      The Company has established three strategic business units ("SBUs") within which it intends to execute its business plan: an SBU for commercial property operations which is held in its 99.9% subsidiary, Wellsford Commercial Properties Trust ("WCPT"), an SBU for debt and equity activities and an SBU for property development and land operations.

     The Company currently does not intend to qualify as a REIT under the Code. Consequently, the Company has the flexibility to respond quickly to opportunities without the structural limitations inherent in REITs and to operate, when deemed advantageous by management, on a more highly leveraged basis than most REITs. The Company does intend to elect REIT status for certain of its subsidiaries or affiliates when management deems it beneficial to the Company's shareholders. By not qualifying as a REIT under the Code (which would require the Company to distribute each year at least 95% of its net taxable income, excluding capital gains), the Company has the ability and currently intends to retain for reinvestment its cash flow generated from operations and to sell properties without the substantial income tax penalties which may be imposed on REITs in such transactions. In addition, the Company differs from opportunity funds that are typically structured as private partnerships. In that regard, the business of the Company is conducted without the payment of acquisition, disposition or advisory fees to general partners which should result in additional cash flow being available for reinvestment as well as mitigate the potential for conflicts of interest. In addition, unlike investors in opportunity funds, the Company's shareholders are expected to have enhanced liquidity through their ability to sell or margin their stock. The Company also hopes to attract a broader range of investors because there is no stipulated investment minimum. However, unlike REITs and opportunity funds, the Company is subject to corporate level taxation.

     To date, management of the Company has implemented its business strategy through the following transactions: (i) the formation, together with WHWEL Real Estate Limited Partnership ("Whitehall"), an affiliate of Goldman Sachs & Co., of Wellsford/Whitehall Properties, L.L.C. ("Wellsford Commercial"), which currently owns and operates 27 office buildings containing an aggregate of approximately 3.4 million square feet, including the acquisition of 13 office buildings containing an aggregate of approximately 1,000,000 square feet acquired in May 1998 from Saracen Properties, Inc. for approximately $146 million; (ii) the merger in February 1998 of a wholly-owned subsidiary of the Company into VLP in which the Company paid cash and issued stock having a combined value of approximately $169 million, with the surviving entity ("Wellsford Capital") becoming a wholly-owned subsidiary of the Company (the "Value Merger"), and the subsequent sale by Wellsford Capital of 13 of the 20 properties acquired pursuant to the Value Merger for approximately $65 million, resulting in Wellsford Capital owning seven properties consisting of three office properties, two industrial properties, one office/industrial property and one retail property; (iii) a $25 million subordinated secured mezzanine loan with respect to a class A office building located at 277 Park Avenue, New York City; (iv) a 50% junior participation in a $120 million secured credit facility (the "Abbey Credit Facility") with an owner and operator of office, industrial and retail properties in Southern California; (v) the IPH Mezzanine Facility, an approximately $32.5 million secured subordinated credit facility entered into by Fleet Real Estate, Inc. with the owner of industrial properties in Texas, in which Wellsford Ventures, Inc. ("Ventures"), a wholly-owned subsidiary of the Company, agreed to advance up to 50%; as of December 31, 1997, Ventures had advanced approximately $9.8 million and the IPH Mezzanine Facility was repaid in February 1998 at which time the Company received a total of $0.8 million in interest and fees; (vi) a 25% participation in a $60 million secured subordinated loan made by BankBoston, N.A., Morgan Stanley Senior Funding, Inc. and certain other lenders with respect to a master-planned residential community known as the Woodlands located north of Houston pursuant to which the Company has advanced $15 million; (vii) the acquisition in January 1998 of a 344-unit class A residential apartment complex in Tucson, Arizona known as "Sonterra at Williams Centre" for approximately $20.5 million; (viii) an approximate 80% interest in Phases I, II, III and IV and an option to acquire (at a fixed price) and develop Phase V of, a 1,880-unit class A multifamily development known as "Palomino Park," located in a suburb of Denver, Colorado, of which 560 units have been completed; (ix) the acquisition of a 49% interest in Creamer Realty Consultants, a real estate advisory and consulting firm, and formation of Creamer Vitale Wellsford, L.L.C., which together with Creamer Realty Consultants and Prudential Real Estate Investors, established the Claiborne Investors Mortgage Investment Program to make investments in large syndicated mortgage loan transactions;(x) a $50 million two-year line of credit (extendible for one year) which the Company obtained from BankBoston, N.A. and Morgan Guaranty Trust Company of New York (the "Line of Credit"); and (xi) a $375 million loan facility which Wellsford Commercial received from BankBoston, N.A. and Goldman Sachs Mortgage Company (the "Loan Facility"), consisting of a secured term loan facility of up to $225 million and a secured revolving credit facility of up to $150 million.

     The Company is a Maryland corporation which was incorporated on January 8, 1997. The Company's principal executive offices are located at 610 Fifth Avenue, New York, New York 10020 and its telephone number is (212) 333-2300.


                                RISK FACTORS

     In addition to other matters, prospective investors should carefully consider the following risk factors before making an investment in the
Shares:

General Risks

     If the properties of the Company, the properties of those entities in which it invests or the properties of those entities to which it lends (collectively, the "Properties") do not generate revenue sufficient to meet operating expenses, including debt service and capital expenditures, the financial condition and results of operations of the Company may be adversely affected. The Company's financial condition and results of operations may also be adversely affected by a number of other factors, including international and domestic general economic climate and local real estate conditions (such as oversupply of or reduced demand for space and changes in market rental rates); the perceptions of prospective tenants of the safety, convenience and attractiveness of the Properties; the ability of the owner to provide adequate management, maintenance and insurance; energy and supply shortages; the ability to collect on a timely basis all rent from tenants and interest from borrowers; the expense of periodically renovating, repairing and reletting spaces; and increasing operating costs (including real estate taxes and utilities) which may not be passed through to tenants. Certain significant expenditures associated with investments in real estate (such as mortgage payments, real estate taxes, insurance and maintenance costs) are generally not reduced when circumstances cause a reduction in rental revenues from the investment. If a Property is mortgaged to secure the payment of indebtedness and if the Company or the entity in which the Company invests or to which it lends is unable to meet its mortgage payments, a loss could be sustained as a result of foreclosure on the property or the exercise of other remedies by the mortgagee. In addition, real estate values and income from properties are also affected by such factors as compliance with laws, including tax laws, interest rate levels and the availability of financing.

Difficulty of Locating Suitable Investments; Competition; Capital
Requirements

     Identifying, completing and realizing on real estate investments has from time to time been highly competitive, and involves a high degree of uncertainty. The Company competes for investments with many public and private real estate investment vehicles, including financial institutions (such as mortgage banks, pension funds and REITs) and other institutional investors, as well as individuals. There can be no assurance that the Company will be able to locate and complete investments which satisfy the Company's rate of return objective or realize upon their value or that it will be able to fully invest its available capital.

     Many of those with whom the Company competes for investments and its services are far larger than the Company, may have greater financial resources than the Company and may have management personnel with more experience than the officers of the Company.

     The success of the Company's business strategy is dependent upon being able to obtain significant amounts of equity capital and proceeds from borrowings on terms financially advantageous to the Company. The inability of the Company to obtain such equity capital and debt proceeds on such terms may have a material adverse effect on the Company.

Risks of Acquisition, Development, Construction and Renovation Activities

     Acquisition. The Company intends to acquire existing properties to the extent that they can be acquired on advantageous terms and meet the Company's investment criteria. Acquisitions of properties entail general investment risks associated with any real estate investment, including the risk that investments will fail to perform as expected, that estimates of the cost of improvements to bring an acquired property up to standards established for the intended market position may prove inaccurate and the occupancy rates and rents achieved may be less than anticipated.

     Development, Construction and Renovation. The Company also intends to pursue the selective development of land, including the subdivision and sale of unimproved real estate, and the development, construction and renovation of commercial and residential properties for its own account or the account of, or through, entities in which it owns an equity interest as opportunities arise. Risks associated with the Company's development, construction and renovation activities include the risks that: the Company may abandon development opportunities after expending resources to determine feasibility; construction and renovation costs of a project may exceed original estimates; occupancy rates and rents at a newly completed property may not be sufficient to make the property profitable; and development, construction, renovation and lease-up may not be completed on schedule (including risks beyond the control of the Company, such as weather or labor conditions or material shortages) resulting in increased debt service expense and construction costs. Development, construction and renovation activities are also subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations. These risks could result in substantial unanticipated delays or expenses and, under certain circumstances, could prevent completion of development, construction and renovation activities once undertaken, any of which could adversely affect the financial condition and results of operations of the Company. Properties under development or acquired for development may generate little or no cash flow from the date of acquisition through the date of completion of development and may experience operating deficits after the date of completion. In addition, new development and renovation activities, regardless of whether or not they are ultimately successful, typically require a substantial portion of management's time and attention. Any properties developed and renovated by the Company are subject to the risks associated with the ownership and operation of real estate described elsewhere in this section entitled "Risk Factors."

Risks of Vacancies at Existing Properties; Dependence on Rental Income from Real Property

     Wellsford Commercial currently owns 27 office buildings, 4 of which are vacant. The occupied buildings are approximately 95% leased, as of June 5, 1998. In the future, the Company and Wellsford Commercial may acquire other properties that are vacant or not fully leased. The Company and Wellsford Commercial expect to incur significant costs, including those relating to leasing commissions, renovations and tenant improvements, in connection with the leasing of these properties and may be required to offer tenant concessions, including free rental periods. The failure of the Company or Wellsford Commercial to lease these properties in a timely manner and on economically favorable terms may have a material adverse effect on the Company.

     The Company's cash flow, results of operations and value of its assets would be adversely affected if a significant number of tenants of the Properties failed to meet their lease obligations or if the Company was unable to lease a significant amount of space on economically favorable terms. In the event of a default by a lessee, the Company may experience delays in enforcing its rights as lessor and may incur substantial costs in protecting its investment. The bankruptcy or insolvency of a major tenant may have an adverse effect on a property. At any time, a tenant may also seek protection under the bankruptcy laws, which could result in rejection and termination of such tenant's lease and thereby cause a reduction in the cash flow of the property. If a tenant rejects its lease, the owner's claim for breach of the lease would (absent collateral securing the claim) be treated as a general unsecured claim. Generally, the amount of the claim would be capped at the amount owed for unpaid pre-petition lease payments unrelated to the rejection, plus the greater of one year's lease payments or 15% of the remaining lease payments payable under the lease (but not to exceed the amount of three years' lease payments). No assurance can be given that the Properties will not experience significant tenant defaults in the future.

Operating Risks

     The Properties are subject to operating risks common to the particular property type, any and all of which may adversely affect occupancy or rental rates. Such Properties are subject to increases in operating expenses such as cleaning; electricity; heating, ventilation and air-conditioning; elevator repair and maintenance; insurance and administrative costs; and other general costs associated with security, landscaping, repairs and maintenance. While commercial tenants are often obligated to pay a portion of these escalating costs, there can be no assurance that they will agree to pay such costs or that the portion that they agree to pay will fully cover such costs. If operating expenses increase, the local rental market may limit the extent to which rents may be increased to meet increased expenses without decreasing occupancy rates. To the extent rents cannot be increased or costs controlled, the cash flow of the Company and its financial condition may be adversely affected.

Adverse Consequences of Debt Financing

     Leverage. Some of the Company's real estate equity investments may utilize a leveraged capital structure, in which case a third party lender would be entitled to cash flow generated by such investments prior to the Company receiving a return. As a result of such leverage, the Company would be subject to the risks normally associated with debt financing, including the risk that cash flow from operations and investments will be insufficient to meet required payments of principal and interest, the risk that existing debt (which in most cases will not have been fully amortized at maturity) will not be able to be refinanced or that the terms of such refinancings will not be as favorable to the Company and the risk that necessary capital expenditures for such purposes as renovations and other improvements will not be able to be financed on favorable terms or at all. While such leverage may increase returns or the funds available for investment by the Company, it also will increase the risk of loss on a leveraged investment. If the Company defaults on secured indebtedness, the lender may foreclose and the Company could lose its entire investment in the security for such loan. Because the Company may engage in portfolio financings where several investments are cross-collateralized, multiple investments may be subject to the risk of loss. As a result, the Company could lose its interests in performing investments in the event such investments are cross-collateralized with poorly performing or nonperforming investments. In addition, recourse debt, which the Company reserves the right to obtain, may subject other assets of the Company to risk of loss.

     Existing Debt Maturities; Foreclosures. The Company anticipates that only a portion of the principal of the Company's indebtedness outstanding from time to time will be repaid prior to maturity. However, the Company may not have sufficient funds to repay such indebtedness at maturity; it may therefore be necessary for the Company to refinance debt through additional debt financing or equity offerings. If the Company is unable to refinance this indebtedness on acceptable terms, the Company may be forced to dispose of properties or other assets upon disadvantageous terms, which could result in losses to the Company and adversely affect the amount of cash available for further investment.

     Risk of Rising Interest Rates. The Company may incur indebtedness in the future that also bears interest at a variable rate or may be required to refinance its debt at higher rates. Outstanding advances under the Line of Credit and Loan Facility bear interest at a variable rate. Accordingly, increases in interest rates could increase the Company's interest expense and adversely affect the financial condition and results of operations of the Company.

     Covenants. Various credit facilities or other debt obligations may require the Company to comply with a number of financial and other covenants on an ongoing basis. Failure to comply with such covenants may limit the Company's ability to borrow funds or may cause a default under its then-existing indebtedness.

     No Limitation on Debt. The Articles of Amendment and Restatement (the "Charter") and Bylaws of the Company do not contain any limitation on the amount of indebtedness the Company may incur. The Company also has the ability to use a more highly leveraged business strategy than typically used by REITs. Accordingly, the Company could become highly leveraged, resulting in an increase in debt service that could increase the risk of default on the Company's indebtedness.

Risks of Investments in Debt Instruments

     The Company intends to originate and participate in debt investments and may acquire performing or nonperforming debt investments. In general, debt instruments carry the risk that borrowers may not be able to make debt service payments or pay principal when due, the risk that the value of any collateral may be less than the amounts owed, the risk that interest rates payable on the debt instruments may be lower than the Company's cost of funds, and the risk that the collateral may be mismanaged or otherwise decline in value during periods in which the Company is seeking to obtain control of the underlying real estate. The Company is also dependent on the ability of the borrowers to operate their properties successfully. Such borrowers and their properties will be subject to the other risks affecting the ownership and operation of real estate set forth in this section entitled "Risk Factors." Some of the loans may be structured so that all or a substantial portion of the principal will not be paid until maturity, which increases the risk of default at that time.

     It is anticipated that a substantial portion of the debt in which the Company invests will not be rated by any nationally-recognized rating agency. Generally, the value of unrated classes is subject to more fluctuation due to economic conditions than rated classes. The Company's acquisition of credit supported classes of securitizations which are unrated at the time of acquisition and which have lower ratings may increase the risk of nonpayment or of a significant delay in payments on these classes. Should rated assets be downgraded, it may adversely affect their value and may adversely affect the financial condition and results of operations of the Company.

Risks of Investments in Mortgage and Other Loans

     To the extent the Company invests in mortgage and other loans, such loans may or may not be recourse obligations of the borrower and generally will not be insured or guaranteed by governmental agencies or otherwise. In the event of a default under such obligations, the Company may have to foreclose on its mortgage or other collateral or protect its investment by acquiring title to the collateral and, in the case of mortgage loans, thereafter making substantial improvements or repairs in order to maximize the collateral's investment potential. Borrowers may contest enforcement of foreclosure or other remedies, seek bankruptcy protection against such enforcement and/or bring claims for lender liability in response to actions to enforce mortgage and other obligations. Relatively high "loan-to-value" ratios and declines in the value of the collateral may prevent the Company from realizing an amount equal to its loan upon foreclosure.

     The Company may participate in loans originated by other financing institutions. As a participant, the Company may not have the sole authority to declare a default under the loan or to control the collateral or any foreclosure.

     Any investments in junior secured obligations which are subordinate to liens of senior secured obligations would involve additional risks, including the lack of control over the collateral and any related foreclosure proceeding. In the event of a default on a senior secured obligation, the Company may make payments to prevent foreclosure on the lien of the senior lender without necessarily improving the Company's position with respect to the subject collateral. In such event, the Company would be entitled to share in the proceeds only after satisfaction of the amounts due to the holder of the senior secured obligation.

Lack of Control and Other Risks of Equity Investments in and with Third
Parties

     The Company may invest in real estate investment trusts ("REITs") or other entities that invest in real estate assets, including debt instruments and equity interests. In such cases, the Company will be relying on the assets, investments and management of the REIT or other entity in which it is investing. Such entities and their properties will be subject to the other risks affecting the ownership and operation of real estate and investment in debt set forth in this section entitled "Risk Factors."

     The Company may also co-invest with third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in or sharing responsibility for managing the affairs of a property, partnership, joint venture or other entity and, therefore, will not be in a position to exercise sole decision-making authority regarding the property, partnership, joint venture or other entity. In this regard, it should be noted that the Company has formed Wellsford Commercial together with Whitehall. Although the Company is responsible for managing the day-to-day business of Wellsford Commercial, certain decisions require the approval of Whitehall.

     Investments in partnerships, joint ventures, or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that the Company's partners or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions, that such partners or co-venturers might at any time have economic or other business interests or goals which are inconsistent with the business interests or goals of the Company, and that such partners or co-venturers may be in a position to take action contrary to the instructions or the requests of the Company and contrary to the Company's policies or objectives. Such investments may also have the potential risk of impasse on decisions, such as a sale, because neither the Company nor the partner or co-venturer would have full control over the partnership or joint venture. Consequently, actions by such partner or co-venturer might result in subjecting properties owned by the partnership or joint venture to additional risk. In addition, the Company may in certain circumstances be liable for the actions of its third-party partners or co-venturers.

Risk of Loss on Investments in Commercial Mortgage-Backed Securities

     As noted above, the Company may seek to invest in real estate-related debt instruments, which may include commercial mortgage-backed securities ("CMBS"). Many of the risks of investing in CMBS reflect the risks of investing directly in the real estate securing the underlying mortgage loans. This may be especially true in the case of commercial mortgage securities secured by, or evidencing an interest in, a single commercial mortgage loan or a relatively small or less diverse pool of commercial mortgage loans. See "-Risks of Investments in Mortgage and Other Loans."

     The risks of investing in commercial mortgage securities include risks that the existing credit support will prove to be inadequate, either because of unanticipated levels of losses or, if such credit support is provided by a third party, because of difficulties experienced by such provider. Delays or difficulties encountered in servicing commercial mortgage securities may cause greater losses and, therefore, greater resort to credit support than was originally anticipated, and may cause a rating agency to downgrade a security.

     The Company may acquire subordinated tranches of CMBS issuances. In general, subordinated tranches of CMBS are entitled to receive repayment of principal only after all principal payments have been made on more senior tranches and also have subordinated rights as to receipt of interest distributions. In addition, an active secondary market for such subordinated securities is not as well developed as the market for certain other mortgage-backed securities. Accordingly, such subordinated CMBS may have limited marketability and there can be no assurance that a more efficient secondary market will develop.

Nature of Investments Made by the Company May Involve High Risk;
Illiquidity of Real Estate Investments

     The Company may make investments in real estate-related assets and businesses which have experienced severe financial difficulties, which difficulties may never be overcome. Since the Company may only make a limited number of investments and since many of the investments may involve a high degree of risk, poor performance by one of the investments could severely affect the financial condition and results of operations of the Company.

     Equity and debt investments in real estate may be relatively illiquid. Such illiquidity limits the ability of the Company to modify its portfolio in response to changes in economic or other conditions. Illiquidity may result from the absence of an established market for the investments as well as legal or contractual restrictions on their resale by the Company. Pursuant to the terms of the operating agreement of Wellsford Commercial, the Company may not transfer its interest in Wellsford Commercial, the properties owned by Wellsford Commercial may not be sold or financed, nor may Wellsford Commercial issue equity or debt securities, in each case without the approval of Whitehall.

Limitations on Remedies

     Although the Company will have certain contractual remedies upon the default by borrowers under certain debt instruments, such as foreclosing on the underlying real estate or other collateral or collecting rents generated therefrom, certain legal requirements (including the risks of lender liability) may limit the ability of the Company to effectively exercise such remedies.

     The right of a mortgage lender to convert its loan position into an equity interest may be limited or prevented by certain common law or statutory prohibitions or delayed by legal proceedings.

Third-Party Bankruptcy Risks

     Investments made in assets operating in workout modes or under Chapter 11 of the Bankruptcy Code could be subordinated or disallowed, and the Company could be liable to third parties in such circumstances. Furthermore, distributions made to the Company in respect of such investments could be recovered if any such distribution is found to be a fraudulent conveyance or preferential payment. Bankruptcy laws, including the automatic stay imposed upon the filing of a bankruptcy petition, may delay the ability of the Company to realize on collateral for loan positions held by it or may adversely affect the priority of such loans through doctrines such as equitable subordination or may result in a restructure of the debt through principles such as the "cramdown" provisions of the bankruptcy laws.

Recently Formed Entities

     It should be noted that the Company consists of recently formed entities with little prior operating history and that their respective properties and assets have only been recently acquired.

Risk of Registration Under Investment Company Act

     The Company is not registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"), since management believes that the Company and its subsidiaries either are not within the definitions of "investment company" thereunder or, alternatively, are excluded from regulation under the Investment Company Act by one or more exemptions. In the future, the Company and its subsidiaries will seek to continue to conduct their operations in a manner intended not to require registration under the Investment Company Act. Therefore, the assets that the Company and its subsidiaries may acquire or sell may be limited by the provisions of the Investment Company Act. If the Company and/or any of its subsidiaries were to become an "investment company" under the Investment Company Act and if it failed to qualify for an exemption thereunder, it would be unable to conduct its business as presently conducted which could have a material adverse effect on the Company and its subsidiaries and the market price for the Common Stock.

Risks of Uninsured Loss

     The Company carries comprehensive liability, fire, extended coverage and rental loss insurance with respect to all of the properties that it owns, with policy specifications, insured limits and deductibles customarily carried for similar properties. There are, however, certain types of losses (such as losses arising from acts of war or relating to pollution) that are not generally insured because they are either uninsurable or not economically insurable. Should an uninsured loss or a loss in excess of insured limits occur, the Company could lose its capital invested in a property, as well as the anticipated future revenue from such property and would continue to be obligated on any mortgage indebtedness or other obligations related to the property. Any such loss would adversely affect the financial condition and results of operations of the Company.

     With respect to those properties in which the Company holds an interest through a mortgage, as well as those properties owned by entities to whom the Company makes unsecured loans, the borrowers will most likely be obligated to maintain insurance on such properties and to arrange for the Company to be covered as a named insured on such policies. The face amount and scope of such insurance coverage may be less comprehensive than the Company would carry if it held the fee interest in such property. Accordingly in such circumstances, or in the event that the borrowers fail to maintain required coverage, uninsured or underinsured losses may occur, which could have an adverse impact on the Company's cash flow or financial condition.

Potential Environmental Liability Related to the Properties

     Under various Federal, state and local laws, ordinances and regulations, an owner or operator of real estate may be held liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property. These laws often impose such liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. The cost of any required remediation and the owner's liability therefor as to any property is generally not limited under such enactments and could exceed the value of the property and/or the aggregate assets of the owner. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at a disposal or treatment facility, whether or not that facility is owned or operated by such person. Certain environmental laws govern the removal, encapsulation or disturbance of asbestos-containing materials ("ACM"), for example, when such materials are in poor condition, or in the event of renovation or demolition, and impose liability for release of ACM into the air. Third parties may seek recovery from owners or operators of real properties, or from employers, for personal injury associated with exposure to ACM. The operation and subsequent removal of certain aboveground and underground storage tanks are also regulated by federal and state laws. Leaking tanks are a common source of water or soil contamination for which an owner or operator could be held liable. In connection with the ownership (direct or indirect), operation, management and development of real properties, the Company may be considered an owner or operator of such properties or as having arranged for the disposal or treatment of hazardous or toxic substances, and, therefore, may be potentially liable for removal or remediation costs, and other related costs, including governmental fines and payments for injury to persons or property.

     Certain of the Company's properties contain ACM. At 15 Broad Street, located in Boston Massachusetts, the Company intends to abate the ACM located in tenant spaces as leases expire and tenant improvements are made in connection with lease renewals and new tenancies. It is estimated that this abatement work will cost approximately $625,000. Similarly, the buildings located at 117 and 140 Kendrick Street in Needham, Massachusetts, require asbestos removal and remediation of oil contamination. Pursuant to a post-closing agreement between the Polaroid Corporation, the former owner of the two properties, and Wellsford Commercial, dated May 14, 1998, Polaroid has agreed to remove the ACM at both properties and take the measures necessary to remediate the oil contamination at 117 Kendrick Street as may be required by the Massachusetts Contingency Plan. The costs associated with these obligations are currently estimated to be $750,000 and an amount equal thereto has been placed in escrow by Polaroid to cover its obligations. However, if Polaroid breaches its obligations, Wellsford Commercial will be required to pay any amount in excess of $750,000. The Company will undertake the remediation of the oil contamination at 140 Kendrick Street the cost of which is not expected to exceed $100,000.

     One Property acquired by the Company in the Value Merger, located at 19-23 Keewaydin Drive in Salem, New Hampshire, is contaminated with volatile organic compounds ("VOCs"). Monitoring of groundwater for VOCs is being performed pursuant to a groundwater management permit issued by the New Hampshire Department of Environmental Services to VLP, as predecessor to Wellsford Capital. In connection with the sale of the Newark Shopping Mall in Newark, California, by VLP on July 15, 1997, perchloroethylene soil and groundwater contamination from tenant dry cleaning operations was identified. The new owner of the Newark Shopping Mall has agreed to release and indemnify VLP, as predecessor to Wellsford Capital, from any liability arising in connection with environmental matters at this site. This property has also been insured to protect against environmental liability, which insurance specifically covers the perchloroethylene contamination. It should also be noted that in connection with such sale, VLP retained a security interest in such property. In the event Wellsford Capital, as successor to VLP, forecloses on such property and takes actions falling outside of the Comprehensive Environmental Response Compensation and Liability Act of 1980 ("CERCLA") lender liability safe-harbor provisions, the Company and Wellsford Capital could be liable for environmental liabilities arising at such property.

     The Company has also become a lender in connection with other properties. In the event that in its capacity as lender the Company forecloses on such properties and takes actions falling outside of CERCLA's lender liability safe-harbor provisions, the Company could be liable for environmental liabilities arising at such properties.

     The Properties have had Phase I or similar environmental audits and subsequent soil sampling, drinking or ground water analysis, radon testing or asbestos surveys, as warranted. These analyses were performed by independent environmental consultant companies and, except as previously set forth, have not revealed the presence of any environmental condition or liability that would have a material adverse effect on the Company's business.

Dependence on Key Personnel

     The Company is dependent primarily on the efforts of Jeffrey H. Lynford, Chairman of the Board, and Edward Lowenthal, President and Chief Executive Officer, and the loss of either of their services could have an adverse effect on the operations of the Company. Mr. Lynford and Mr. Lowenthal have each entered into employment agreements with the Company having a term ending December 31, 2002. The Company also depends upon the services of other individuals with expertise and experience in certain activities conducted by the Company, and the loss of the services of any of these individuals could also have an adverse effect on the operations of the Company.

Changes in Policies Without Shareholder Approval

     The investment, financing, borrowing and distribution policies of the Company and its policies with respect to all other activities, growth, debt, capitalization and operations, will be determined by the Company's Board of Directors. Although it has no present intention to do so, the Board of Directors may amend or revise these policies at any time and from time to time at its discretion without a vote of the shareholders of the Company. A change in these policies could adversely affect the Company's financial condition, results of operations and the market price of the Common Stock.

Absence of Public Market; Risk of Changes in Stock Price

     As of June 5, 1998, there were 20,009,882 shares of Common Stock issued and outstanding. Although a trading market for the Common Stock exists, there can be no assurance that an active trading market for the Common Stock will be sustained in the future. In the absence of an active public trading market, an investor may be unable to liquidate his investment in the Company. The prices at which the Common Stock trades will be determined by the marketplace and may be influenced by many factors, including, among others, the depth and liquidity of the market for the Common Stock, investor perception of the Company and its businesses, the Company's dividend policy, interest rates and general economic and market conditions. Prices at which the Common Stock may trade in the future cannot be predicted.

Costs of Compliance with the Americans with Disabilities Act and Similar Laws

     Under the Americans with Disabilities Act of 1980 (the "ADA"), places of public accommodations and commercial facilities are required to meet certain federal requirements related to access and use by disabled persons. Compliance with ADA requirements could require both structural and non-structural changes to the properties in which the Company invests and noncompliance could result in imposition of fines by the United States government or an award of damages to private litigants. Although management of the Company believes that its properties are substantially in compliance with present requirements of the ADA, the Company may incur additional costs of compliance in the future. A number of additional Federal, state and local laws exist which impose further burdens or restrictions on owners with respect to access by disabled persons and may require modifications to properties in which the Company invests, or restrict certain further renovations thereof, with respect to access by disabled persons. Final regulations under the ADA have not yet been promulgated and the ultimate amount of the cost of compliance with the ADA or other such laws is not currently ascertainable. While such costs are not expected to have a material effect on the Company, they could be substantial. If required changes involve greater expense than the Company currently anticipates, the Company's financial condition and results of operations could be adversely affected.

Noncompliance with Other Laws

     Real estate properties are also subject to various Federal, state and local regulatory requirements, such as state and local fire and life safety requirements. Failure to comply with these requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants. The Company believes that its properties are currently in material compliance with all such regulatory requirements. However, there can be no assurance that these requirements will not be changed or that new requirements will not be imposed which would require significant unanticipated expenditures by the Company and could have an adverse effect on the Company's results of operations.

Effect on Common Stock Price of Shares Available for Future Sale

     Sales of a substantial number of shares of the Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices of the Common Stock. In this regard, upon registration of the 1,744,469 Shares offered hereby, the Shares may be sold in the public markets from time to time. In addition, 12,242,719 shares of Common Stock which were issued in a private placement in June 1997 have been registered for resale and may be sold in the public markets from time to time by the holders thereof. Also, (i) 3,076,235 shares of Common Stock have been reserved for issuance pursuant to the Company's 1997 Management Incentive Plan and Rollover Stock Option Plan (options to purchase 3,012,610 of such shares have been granted), (ii) 2,000,000 shares of Common Stock have been reserved for issuance pursuant to the Company's 1998 Management Incentive Plan (options to purchase 400,000 of such shares have been granted); (iii) approximately 5,000,000 shares of Common Stock have been reserved for issuance upon conversion of the Company's Series A 8% Convertible Redeemable Preferred Stock ("Series A Preferred") and Class A Common Stock, $.01 par value per share ("Class A Common") and (iv) 4,349,715 shares of Common Stock have been reserved for issuance upon exercise by Whitehall of warrants granted in connection with the formation of Wellsford Commercial. In addition, approximately 1,818,180 shares of Common Stock will be available for issuance to Whitehall upon its exchange of certain membership units in Wellsford Commercial for shares of Common Stock, assuming a price per share of Common Stock of $13.75 (the last reported sale price of a share of Common Stock on the ASE on June 4, 1998). When issued, these reserved or otherwise available shares and shares subject to options will be available for sale in the public markets from time to time pursuant to exemptions from registration requirements or upon registration. No prediction can be made about the effect that future sales of the Common Stock will have on the market prices of the Common Stock.

Adverse Consequences of Failure of WCPT to Qualify as a REIT

     The Company, through its subsidiary, WCPT, has formed Wellsford Commercial. The Company intends to operate WCPT so that WCPT qualifies as a REIT under the Code, commencing with the calendar year ended December 31, 1997. Although management of the Company believes that WCPT was organized and is operating in such a manner, no assurance can be given that WCPT will be treated as so organized or will be able to operate in a manner so as to qualify or remain so qualified. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations and the determination of various factual matters and circumstances not entirely within the Company's control. For example, in order to qualify as a REIT, at least 95% of WCPT's gross income in any year must be derived from certain specified sources and WCPT must make distributions to its shareholders aggregating annually at least 95% of its REIT taxable income (excluding net capital gains). In addition, no assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not change the tax laws with respect to qualification as a REIT or the Federal income tax consequences of such qualification. The Company, however, is not aware of any pending tax legislation that would adversely affect WCPT's ability to operate as a REIT.

     If WCPT fails to qualify as a REIT, WCPT will be subject to Federal income tax (including any applicable alternative minimum tax) on its taxable income at corporate rates. In addition, unless entitled to relief under certain statutory provisions, WCPT will also be prohibited from becoming a REIT for the four taxable years following the year during which qualification is lost. Failure to be treated as a REIT would reduce the net earnings of WCPT available for investment or distribution to the Company because of the additional tax liability to WCPT for the year or years involved. To the extent that distributions to the Company would have been made in anticipation of WCPT's qualifying as a REIT, WCPT might be required to borrow funds or to liquidate certain of its investments to pay the applicable taxes.

Hedging Policies/Risks

     In connection with the financing of certain real estate investments, the Company may employ hedging techniques designed to protect the Company against adverse movements in currency and/or interest rates. While such transactions may reduce certain risks, such transactions themselves may entail certain other risks. Thus, while the Company may benefit from the use of these hedging mechanisms, unanticipated changes in interest rates, securities prices, or currency exchange rates may result in a poorer overall performance for the Company than if it had not entered into such hedging transactions.

Anti-Takeover Effect Resulting From a Staggered Board, Ability of the Company to Issue Preferred Stock and Certain Provisions of Maryland Law

     The Company's Board of Directors is divided into three classes. The terms of the second, third and first classes will expire in 1999, 2000 and 2001, respectively. Directors for each class will be chosen for a three-year term upon the expiration of their then current term, and each year one class of directors will be elected by the shareholders. The staggered terms for directors may limit the shareholders' ability to change control of the Company even if a change of control were in the interests of shareholders.

     The Company's Charter authorizes the Board of Directors to establish one or more series of preferred shares and to determine, with respect to any series of preferred shares, the preferences and other terms of such series. Although the Board of Directors has no intention at the present time, it could issue a series of preferred shares that could, depending on the terms of such series, impede or prevent a merger, tender offer or other transaction that some, or a majority, of the Company's shareholders might believe to be in their best interest or in which shareholders might receive a premium for their shares over the then current market price of such shares.

     Under the Maryland General Corporation Law ("MGCL"), certain "business combinations" (including certain issuances of equity securities) between a Maryland corporation and any person who beneficially owns ten percent or more of the voting power of the corporation's shares (an "Interested Stockholder") or an affiliate thereof are prohibited for five years after the most recent date on which the Interested Stockholder becomes an Interested Stockholder. Thereafter, unless exempted in accordance with the MGCL, any such business combination must be approved by two supermajority stockholder votes. The directors of the Company have exempted from the Maryland statute any business combinations with Jeffrey H. Lynford or Edward Lowenthal or any of their affiliates or any other person acting in concert or as a group with any of such persons and, consequently, the five-year prohibition and the supermajority vote requirements will not apply to business combinations between such persons and the Company. The directors of the Company have also exempted from the Maryland statute any business combinations with Mutual Qualified Fund ("Mutual"), or any affiliate of Mutual, provided that any such business combination is approved prior to its consummation by the directors of the Company, including a majority of the directors of the Company who are not employees or otherwise affiliated with Mutual or any of its affiliates.

     The provisions of the MGCL described above and the exemptions granted may discourage a third party from making an acquisition proposal for the Company and may have the effect of delaying, deferring or preventing a transaction with or a change in control of the Company that might involve a premium price for the Common Stock or otherwise be in the best interest of the stockholders.

     Until May 30, 2007, pursuant to the Common Stock and Preferred Stock Purchase Agreement between ERP Operating Partnership and the Company, the Company has the right to direct the voting of all shares of the Series A Preferred, the Class A Common and the Common Stock owned by ERP Operating Partnership or any of its affiliates, except as to the election of the director to be designated by ERP Operating Partnership or any matter relating to the rights, preferences and privileges of the Series A Preferred or the Class A Common. Such voting right may hinder a change in control.


                               USE OF PROCEEDS

     The Shares offered hereby are being registered for the account of Selling Shareholders and, accordingly, the Company will not receive any of the proceeds from the sale of the Shares by the Selling Shareholders.


                            SELLING SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of Shares by the Selling Shareholders as of June 10, 1998, and the number of Shares being offered by this Prospectus. Each Selling Shareholder will receive all of the net proceeds from the sale of its respective Shares offered hereby.

     Any or all of the Shares being registered hereby may be offered for sale pursuant to this Prospectus by the Selling Shareholders from time to time. Accordingly, no estimate can be given as to the amount of the Shares that will be held by the Selling Shareholders upon consummation of any such sales. The table has been prepared based on information furnished to the Company by or on behalf of the Selling Shareholders.

                                     Beneficial Ownership of     Number of
                                          Common Stock           Shares of
                                     Prior to the Offering         Common
                                   ---------------------------     Stock
                                     Number of    Percentage       Being
Name of Selling Shareholder           Shares      of Class(2)    Registered

Mutual Beacon Fund(3). . . . . . . .  1,453,221      7.3%          992,071
Mutual Discovery Fund(3) . . . . . .    281,736      1.4%          281,736
Orion Fund Ltd.(3) . . . . . . . . .    186,750      1.0%           71,850
AG Eleven Partners, L.P.(4). . . . .     63,137       (1)           63,137
Angelo, Gordon & Co., L.P(3)(4). . .     53,580       (1)           53,530
The Common Fund(3) . . . . . . . . .     50,401       (1)           50,401
The Common Fund (Bond Fund)(4) . . .     37,975       (1)           37,975
Yale University(3) . . . . . . . . .     35,713       (1)           35,713
GAM Arbitrage Investments Inc.(4). .     30,594       (1)           30,594
Montrose Corporation(4). . . . . . .     30,568       (1)           30,568
AG Super Fund, L.P.(4) . . . . . . .     26,150       (1)           26,150
Nutmeg Partners, L.P.(4) . . . . . .     23,675       (1)           15,675
AG Arb Partners, L.P.(4) . . . . . .     12,989       (1)           12,989
A.G.C.P., L.P.(4). . . . . . . . . .     12,736       (1)           12,736
The Common Fund (Equity Fund)(4) . .     11,460       (1)           11,460
Treetop Partners, L.P.(4). . . . . .      5,826       (1)            5,826
AG Super Fund International
 Partners, L.P.(4) . . . . . . . . .     36,857       (1)            4,857
40153 Partnership(4) . . . . . . . .      3,762       (1)            3,762
Northern Trust Company, as
Master Trustee of the Teachers'
 Retirement System of the State
 of Illinois(4). . . . . . . . . . .     11,431       (1)            1,431
J.H. Garfunkel Inc.(3) . . . . . . .        447       (1)              447
Joseph Italiaander(3). . . . . . . .        358       (1)              358
Alan L. Gold & Co. PSP(3). . . . . .        275       (1)              275
Deborah Milkey(3). . . . . . . . . .        224       (1)              224
Steven H. Vendig PSP(3). . . . . . .        223       (1)              223
Michael R. Grunwald(3) . . . . . . .        205       (1)              205
Karin Heine(3) . . . . . . . . . . .        187       (1)              187
Andrew & Lisa Fairclough(3). . . . .         89       (1)               89
All Selling Shareholders
 as a Group. . . . . . . . . . . . .  2,370,569      11.8%       1,744,469
                                      =========      ====        =========

______________________
(1)  Less than one percent (1%).
(2) Percentages are based on 20,009,882 shares of Common Stock outstanding as of June 5, 1998.
(3) An advisory client of Franklin Mutual Advisers, Inc.("Franklin"). Franklin, which had the right to vote as of the date of the Value Merger approximately 50.05% of the issued and outstanding shares of VLP, entered into a voting agreement with the Company pursuant to which Franklin has agreed that other than shares of Common Stock of the Company received upon consummation of the Value Merger, it will not, without the Company's consent, (i) acquire for itself or any of its affiliates or advisory clients, any additional shares of Common Stock which would result in Franklin having the power to vote more than 25% of the voting securities of the Company, (ii) solicit proxies from shareholders of the Company, become a "participant" in any "election contest" (as such terms are used in Rule 14a-11 of the Exchange Act) with respect to the Company or (iii) form, join or participate in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any matters related to the foregoing. Franklin transferred voting power to Angelo, Gordon & Co., L.P. with respect to 836,500 shares of the Company's Common Stock by an irrevocable proxy dated August 29, 1997. Another 614,747 of Franklin's shares of the Company's Common Stock are subject to a voting trust dated August 29, 1997, the trustee of which is a third party.
(4) Angelo, Gordon & Co., L.P. has the power to vote and/or dispose of these shares by virtue of investment management or other agreements and may be deemed to be the beneficial owner of such shares.

     The Shares are being registered for resale solely for the account of the Selling Shareholder. None of the Selling Shareholders and none of their respective officers, directors, or stockholders has had any material relationship with the Company within the past three years, except as set forth above.


                            PLAN OF DISTRIBUTION

     The Company will not receive any proceeds from the sale by the Selling Shareholders of the Shares offered hereby. The Shares may be sold from time to time to purchasers directly by any of the Selling Shareholders. Alternatively, any of the Selling Shareholders may from time to time offer the Shares through underwriters, dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Shares for whom they may act as agent. The Selling Shareholders and any such underwriters, dealers or agents who participate in the distribution of the Shares may be deemed to be underwriters, and any profits on the sale of the Shares by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

     The Shares may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the Selling Shareholders or by agreement between the Selling Shareholders and underwriters or dealers.

     The Company will pay all of the expenses incident to the registration, offering and sale of the Shares to the public other than (i) discounts, commissions, fees and expenses of underwriters, dealers or agents and (ii) fees and expenses of the Selling Shareholders other than in certain limited circumstances. The Company also has agreed to indemnify the Selling Shareholders and any underwriter they may utilize against certain liabilities, including liabilities under the Securities Act.

     In order to comply with certain states' securities laws, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states the Shares may not be sold unless the Shares have been registered or qualified for sale in such state, or unless an exemption from registration or qualification is available and is obtained.


                                LEGAL MATTERS

     Certain legal matters have been passed upon for the Company by Robinson Silverman Pearce Aronsohn & Berman LLP, New York, New York. The legal authorization and issuance of the Common Stock, as well as certain other legal matters concerning Maryland law, have been passed upon for the Company by Ballard Spahr Andrews & Ingersoll, LLP, Baltimore, Maryland.


                                   EXPERTS


     The consolidated financial statements of the Company appearing in the Company's Annual Report (Form 10-K) for the year ended December 31, 1997, and the combined statement of revenues and certain expenses of the Saracen Properties for the year ended December 31, 1997 appearing in the Company's Current Report on Form 8-K/A dated April 28, 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements given upon the authority of such firm as experts in accounting and auditing.

     The combined statement of revenues and certain expenses of the Whitehall Properties for the year ended December 31, 1996, the statement of revenues and certain expenses of Mountain Heights Office Center for the year ended December 31, 1996, and the statement of revenues and certain expenses of Sonterra at Williams Centre for the year ended December 31, 1996, all of which have been included in Amendment No. 1 to the Company's registration statement on Form S-4 (Registration No. 333-42277), have all been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of VLP at September 30, 1997 and 1996 and for the years then ended appearing in Amendment No.1 to the Company's registration statement on Form S-4 (Registration No. 333-42277), have been incorporated by reference herein and in the Registration Statement in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, and upon the authority of said firm as experts in accounting and auditing. The consolidated statements of operations and cash flows of VLP for the year ended September 30, 1995 appearing in the VLP Annual Report (Form 10-K) for the year ended September 30, 1997, which is included in Amendment No. 1 to the Company's registration statement on Form S-4 (Registration No. 333-42277), have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein in reliance upon the report of Ernst & Young LLP pertaining to such financial statements given upon the authority of such firm as experts in accounting and auditing.

     The combined statement of revenues and certain expenses of The Abbey Companies, for the year ended December 31, 1996, appearing in Amendment No. 1 to the Company's registration statement on Form S-4 (Registration No. 333-42277), has been incorporated by reference herein and in the Registration Statement in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, and upon the authority of said firm as experts in accounting and auditing.

     The combined statement of revenue and certain expenses of the DFW Trade Center I, L.P., Buildings 1, 2 and 3 from the date of inception (July 1,
1996) to December 31, 1996, appearing in Amendment No. 1 to the Company's registration statement on Form S-4 (Registration No. 333-42277), has been audited by Arthur Andersen LLP, independent public accountants, to the extent and for the period as indicated in their report with respect thereto which has been incorporated by reference herein and in the Registration Statement in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.



              [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

=============================================================================

     No dealer, salesperson or other individual has been authorized to give any information or make any representations not contained in this Prospectus in connection with the offering covered by this Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the Shares in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus, nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.

                             ------------------


                          SUMMARY TABLE OF CONTENTS

                                                                         Page
                                                                         ----

Special Note Regarding Forward-Looking Statements. . . . . . . . . . . . . .2
Available Information. . . . . . . . . . . . . . . . . . . . . . . . . . . .2
Documents Incorporated by Reference. . . . . . . . . . . . . . . . . . . . .3
The Company. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .4
Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .5
Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 17
Selling Shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . 17
Plan of Distribution . . . . . . . . . . . . . . . . . . . . . . . . . . . 18
Legal Matters. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 19
Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 19



                              1,744,469 Shares



                       WELLSFORD REAL PROPERTIES, INC.


                                Common Stock



                               --------------

                                 PROSPECTUS

                               --------------




                             _________ __, 1998


=============================================================================

             PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     The following table itemizes the expenses incurred by the Company in connection with the offering of the Common Stock being registered. All the amounts shown are estimates except the Securities and Exchange Commission registration fee.


          Item                                    Amount

     Registration Fee -- Securities and
       Exchange Commission. . . . . . . . . .     $ 7,153
     Legal Fees and Expenses. . . . . . . . .      25,000
     Accounting Fees and Expenses . . . . . .      15,000
                                                   ------


          Total . . . . . . . . . . . . . . .     $47,153
                                                  =======

Item 15.  Indemnification of Directors and Officers.

     The Maryland General Corporation Law ("MGCL") permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Charter contains such a provision which eliminates such liability to the maximum extent permitted by Maryland law.

     The Charter authorizes the Company, to the maximum extent permitted by Maryland law, to obligate itself to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to
(a) any present or former director or officer or (b) any individual who, while a director of the Company, and at the request of the Company, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan, limited liability company or any other enterprise as a director, officer, partner, trustee, manager or member of such corporation, partnership, joint venture, trust, employee benefit plan, limited liability company or other enterprise from and against any claim or liability to which such person may become subject or which such person may incur by reason of his status as a present or former director or officer of the Company. The Bylaws of the Company obligate it, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any present or former director or officer who is made a party to the proceeding by reason of his service in that capacity or (b) any individual who, while a director of the Company and at the request of the Company, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan, limited liability company or any other enterprise as a director, officer, partner, trustee, manager or member of such corporation, partnership, joint venture, trust, employee benefit plan, limited liability company or other enterprise and who is made a party to the proceeding by reason of his service in that capacity. The Charter and Bylaws also permit the Company to indemnify and advance expenses to any person who served a predecessor of the Company in any of the capacities described above and to any employee or agent of the Company or a predecessor of the Company.

     The MGCL requires a corporation (unless its charter provides otherwise, which the Charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless, in either case, a court orders indemnification and then only for expenses.
In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation as authorized by the Bylaws and (b) a written undertaking by him or on his behalf to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met.

Item 16.  Exhibits

(a) Exhibits:

   4.1 Specimen certificate for Common Stock (incorporated by reference to Exhibit 4.1 to Form 10/A Amendment No. 2 (Registration No. 001-12917) filed on May 28, 1997).

   5.1 Opinion of Ballard Spahr Andrews & Ingersoll, LLP, regarding legality of securities being registered.

  23.1   Consent of Ballard Spahr Andrews & Ingersoll, LLP (contained in
         Exhibit 5.1).

  23.2 Consent of Ernst & Young LLP relating to the incorporation by reference of the combined statement of revenues and certain expenses of the Saracen Properties, the consolidated financial statements and schedules of the Company and its subsidiaries, the statement of revenues and certain expenses of Mountain Heights Office Center, the statement of revenues and certain expenses of Sonterra at Williams Centre and the combined statement of revenues and certain expenses of the Whitehall Properties.

  23.3 Consent of Coopers & Lybrand L.L.P relating to the incorporation by reference of the consolidated financial statements of Value Property Trust.

  23.4 Consent of Ernst & Young LLP relating to the incorporation by reference of the consolidated financial statements of Value Property Trust.

  23.5 Consent of Coopers & Lybrand L.L.P. relating to the incorporation by reference of the combined statement of revenues and certain expenses of The Abbey Companies.

  23.6 Consent of Arthur Andersen LLP relating to the incorporation by reference of the audited combined statement of revenue and certain expenses of the DFW Trade Center I, L.P., Buildings 1, 2 and 3.

  24.1   Power of Attorney (included on signature page).


Item 17.  Undertakings.

    The Company hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

       (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    The Company hereby further undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    The Company hereby further undertakes to deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                 SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on June 11, 1998.


                         WELLSFORD REAL PROPERTIES, INC.

                         By: /s/ Jeffrey H. Lynford
                             -----------------------------------
                              Jeffrey H. Lynford
                              Chairman of the Board, Secretary and Director


                              POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Jeffrey H. Lynford and Edward Lowenthal, and each or any of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

      Signature                         Title                      Date

/s/ Jeffrey H. Lynford        Chairman of the Board,            June 11, 1998
-------------------------      Secretary and Director
    Jeffrey H. Lynford

/s/ Edward Lowenthal          President, Chief Executive        June 11, 1998
-------------------------      Officer and Director
         Edward Lowenthal      (principal executive officer)

/s/ Gregory F. Hughes         Chief Financial Officer           June 11, 1998
-------------------------      (principal financial
Gregory F. Hughes               and accounting officer)

/s/ Douglas Crocker           Director                          June 11, 1998
-------------------------
Douglas Crocker

/s/ Rodney F. Du Bois         Director                          June 11, 1998
-------------------------
Rodney F. Du Bois

/s/ Mark S. Germain           Director                          June 11, 1998
-------------------------
Mark S. Germain

/s/ Frank J. Hoenemeyer       Director                          June 11, 1998
-------------------------
Frank J. Hoenemeyer

/s/ Frank J. Sixt             Director                          June 11, 1998
-------------------------
Frank J. Sixt

                                EXHIBIT INDEX

Exhibit
Number         Description of Document

  4.1 Specimen certificate for Common Stock (incorporated by reference to Exhibit 4.1 to Form 10/A Amendment No. 2 (Registration No. 001-12917) filed on May 28, 1997).

  5.1 Opinion of Ballard Spahr Andrews & Ingersoll, LLP, regarding legality of securities being registered.

 23.1 Consent of Ballard Spahr Andrews & Ingersoll, LLP (contained in Exhibit 5.1).

 23.2 Consent of Ernst & Young LLP relating to the incorporation by reference of the combined statement of revenues and certain expenses of the Saracen Properties, the consolidated financial statements and schedules of the Company and its subsidiaries, the statement of revenues and certain expenses of Mountain Heights Office Center, the statement of revenues and certain expenses of Sonterra at Williams Centre and the combined statement of revenues and certain expenses of the Whitehall Properties.

 23.3 Consent of Coopers & Lybrand L.L.P. relating to the incorporation by reference of the consolidated financial statements of Value Property Trust.

 23.4 Consent of Ernst & Young LLP relating to the incorporation by reference of the consolidated financial statements of Value Property Trust.

 23.5 Consent of Coopers & Lybrand L.L.P. relating to the incorporation by reference of the combined statement of revenues and certain expenses of The Abbey Companies.

 23.6 Consent of Arthur Andersen LLP relating to the incorporation by reference of the audited combined statement of revenue and certain expenses of DFW Trade Center I, L.P., Buildings 1, 2 and 3.

24.1           Power of Attorney (included on signature page).